Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

04030693

Brambles

3rd June 2004

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

RECEIVED JUN 09 2004 SEC MAIL PROCESSING SECTION WASH, D.C. 181

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

PROCESSED
JUN 15 2004
THOMSON FINANCIAL

Yours faithfully

Laura Jackson
Company Secretarial Assistant

Encs.

dlw 6/15

FILE NO: 82-5205

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Funds under management (Non beneficial)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list below

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

7,295,471

8) Percentage of issued class

Negligible

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

Not advised

11) Date company informed

2nd June 2004

12) Total holding following this notification

28,768,333

13) Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage)

FILE NO: 82-5205

3.97%

14) Any additional information

15) Name of contact and telephone number for queries

Sandra Walters - 020 7659 6039

16) Name of authorised company official responsible for making this notification

Sandra Walters, Assistant Company Secretary

Date of notification 3rd June 2004

Nominee/Registered Holders	Management Company	Holding
State Street Nominees Limited	FMRCO	18,700
State Street Nominees Ltd.	FMTC	222,900
Lloyds Bank Nominees Limited	FMTC	3,200
BT Globenet Nominees Limited	FMTC	860,000
State Street Bank & Trust	FMTC	289,200
Morgan Stanley Trust Co. Nominees Limited Bank	FMTC	2,200
Bank of New York	FMTC	275,800
Northern Trust	FMTC	274,900
Chase Manhattan Bank London	FISL	7,282,800
Chase Nominees Ltd	FPM	465,800
Bank of New York London	FPM	808,800
Deutsche Bank	FPM	73,300
Citibank	FPM	555,000
HSBC	FPM	832,000
HSBC Client Holdings Nominee (UK) Limited	FIL	118,800
Chase Manhattan Bank London	FIL	1,424,794
Northern Trust	FIL	3,641,700
State Street Bank & Trust	FIL	1,190,112
Bank of New York London	FIL	3,109,800
Chase Nominees Ltd	FIL	179,800
Nortrust Nominees Ltd	FIL	1,283,300
Deutsche Bank	FIL	1,101,427
Citibank	FIL	149,600
Clydesdale Bank (Head Office)Nominees Limited	FIL	1,047,500
Mellon Nominees Ltd	FIL	76,000
Bank of New York, Brussels	FIL	630,500
Northern Trust London	FIL	213,000
National Australia Bank	FIL	16,400
JP Morgan	FIL	1,182,400
State Street Nominees Ltd	FIL	509,200
Morgan Stanley	FIL	607,100
PICG	FIL	9,400
Chase Manhattan Bank AG Frankfurt	FIL	169,900
State Street Hong Kong	FIL	22,400
Mellon Bank	FIL	120,600

NB FMRCO = Fidelity Management & Research Company, of which

FILE NO: 82-5205

FMR Corp is the parent company

FMTC = Fidelity Management Trust Company, of which FMR Corp is the parent company

FPM = Fidelity Pension Management, of which FIL is the parent company

FISL = Fidelity Investment Services Ltd, of which FIL is the parent Company